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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                           Display Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   25469V 10 2
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                                 (CUSIP Number)

                       Lou A. Papais and Judie Cain-Papais
                             3133 North Ad Art Road
                           Stockton, California 95215
                                 (209) 931-0860

                                 with a copy to:

                            Marshall S. Harris, Esq.
                           Display Technologies, Inc.
                              5029 Edgewater Drive
                             Orlando, Florida 32810
                                 (407) 521-7477
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 15, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO.  25469V 10 2                                        PAGE 2 OF 5 PAGES
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 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Lou A. Papais  SS #  ###-##-####        Judie Cain-Papais  SS# ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                       (b) |_|

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 3    SEC USE ONLY


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 4    SOURCE OF FUNDS*

      00
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   |_|

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                    7    SOLE VOTING POWER

       NUMBER OF         Lou A. Papais   780,400
        SHARES      ------------------------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER
       OWNED BY
         EACH            Lou A. Papais   348,371     Judie Cain-Papais   348,371
       REPORTING    ------------------------------------------------------------
        PERSON      9    SOLE DISPOSITIVE POWER
         WITH
                         Lou A. Papais   780,400
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         Lou A. Papais   348,371     Judie Cain-Papais   348,371
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,128,771
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.5%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

CUSIP NO.  25469V 10 2                                        PAGE 3 OF 5 PAGES
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ITEM 1.           Security and Issuer.

         This Schedule 13D relates to shares of common stock of the Issuer, par value $.001. The principal executive offices of the Issuer are located at 5029 Edgewater Drive, Orlando, Florida 32810.


ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed on behalf of Lou A. Papais and spouse, Judie Cain-Papais.

         (b) Mr. and Mrs. Papais' business address is 3133 North Ad Art Road, Stockton, California 95215.

         (c) Mr. Papais' present principal occupation is as a consultant to Ad Art Electronic Sign Corporation ("Ad Art"), a wholly owned Florida subsidiary of the Issuer, and as a member of the Board of Directors of the Issuer. The address where Mr. Papais conducts his principal occupation is 3133 North Ad Art Road, Stockton, California 95215.

         (d) Neither Mr. nor Mrs. Papais have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Neither Mr. nor Mrs. Papais was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or other final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the past five years.

         (f) Mr. and Mrs. Papais are citizens of the United States of America.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Papais acquired 648,000 shares of the Issuer's common stock in a forward triangular merger ("Merger") on February 18, 1998 of Electronic Sign Corporation, a California corporation d/b/a Ad Art with and into Ad Art. As a result of a 5% common stock dividend paid by the Issuer on November 30, 1998, Mr. Papais received an additional 32,400 shares of the Issuer's common stock.

                                  SCHEDULE 13D

CUSIP NO.  25469V 10 2                                        PAGE 4 OF 5 PAGES
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         On September 15, 1999 Mr. Papais acquired beneficial ownership of an additional 448,371 shares of the Issuer's common stock pursuant to "earn-out" provisions of the agreement governing the Merger as the result of the attainment by Ad Art of certain financial performance objectives. 100,000 of these shares were registered in the name of Mr. Papais individually and 348,371 shares were registered in the name of Mr. and Mrs. Papais as joint tenants.


ITEM 4.           PURPOSE OF TRANSACTION.

         See Item 3 above.


ITEM 5.           INTEREST AND SECURITIES OF THE ISSUER.

         (a) Mr. Papais is the sole beneficial owner of 780,400 shares of the Issuer's common stock, representing approximately 10.66% of the outstanding common stock of the Issuer.

         (b) Mr. and Mrs. Papais share voting and dispositive power over 348,371 shares of common stock of the Issuer, which represents approximately 4.76% of the outstanding common stock of the Issuer.

         (c) Effective September 15, 1999, 458,371 shares of common stock of the Issuer were issued pursuant to earn-out provisions of the agreement governing the Merger, 100,000 of which shares were issued in the name of Mr. Papais and 348,371 of which shares were issued in the name of Mr. and Mrs. Papais as joint tenants.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities of the Issuer.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Incident to the Merger, Mr. Papais entered into a Consulting Agreement dated as of February 18, 1998 with the Issuer and Ad Art, which provides for the performance of consulting services by Mr. Papais at a minimum of three days per work week in exchange for an annual consulting fee of $100,000, over a period of three years. The Consulting Agreement also provides that so long as it remains in effect, the Issuer will use its best efforts to cause Mr. Papais to be elected and to serve as a member of the Board of Directors of the Issuer.

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                                  SCHEDULE 13D

CUSIP NO.  25469V 10 2                                        PAGE 5 OF 5 PAGES
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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 6, 1999.                                  /s/ Lou A. Papais
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                                                         LOU A. PAPAIS


                                                         /s/ Judie Cain-Papais
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                                                         JUDIE CAIN-PAPAIS